

RECEIVED

September 2nd, 2008

2008 SEP -4 A 7:15



SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



08004749

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

SUPPL

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

- Interim report (Annex 1),
- Presentation of half-year 2008 results (Annex 2),
- Financial information: first half 2008, another breakthrough in financial performance (Annex 3).

Press releases:
- Schneider Electric and Fuji Electric Holdings reach agreement to form a joint venture in electrical distribution and industrial control (Annex 4).

Miscellaneous:
- Presentation on Xantrex acquisition (Annex 5).

Information published in the BALO:
- Consolidated turnover for the second quarter of 2008, BALO n° 95 published on 6 August 2008 (no English translation available).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Schneider Electric SA
Société anonyme à directoire et conseil de surveillance au capital de 1.979.202.496 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00
http://www.schneider-electric.com

542 048 574 RCS Nanterre
Siret : 542 048 574 01775
N° ident TVA : FR 01 542 048 574



Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Philippe BOUGON


RECEIVED

Interim Report

Six months ended June 30, 2008

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Management Report


Schneider
Electric

Consolidated Statement of Income

(in millions of euros except for earnings per share)

		First half 2008	First half 2007	Full year 2007
Revenue	*(note 13)*	**8,945.5**	**8,254.1**	**17,308.6**
Cost of sales		(5,274.8)	(4,876.4)	(10,210.0)
Gross profit		**3,670.7**	**3,377.7**	**7,098.6**
Research and development expenses	*(note 14)*	(199.2)	(204.1)	(417.1)
Selling, general and administrative expenses		(2,065.6)	(1,936.4)	(3,978.1)
Other operating income and expenses	*(note 15)*	(59.7)	(62.3)	(141.7)
EBITA		**1,346.2**	**1,174.9**	**2,561.7**
Amortization and impairment of purchase accounting intangibles		(49.4)	(26.6)	(78.6)
Operating profit		**1,296.8**	**1,148.3**	**2,483.1**
Finance costs, net		(128.1)	(114.7)	(246.8)
Other financial income and expenses		9.1	7.4	(19.1)
Finance costs and other financial income and expense, net	*(note 16)*	**(119.0)**	**(107.3)**	**(265.9)**
Share of profit /(losses) of associates		5.7	0.3	4.3
Profit before tax		**1,183.5**	**1,041.3**	**2,221.5**
Income tax expense	*(note 17)*	(313.0)	(292.4)	(600.0)
Profit for the period		**870.5**	**748.9**	**1,621.5**
- Attributable to equity holders of the parent		851.1	729.4	1,583.1
- Attributable to minority interests		19.4	19.5	38.4
Basic earnings per share (in euros)		3.56	3.16	6.78
Diluted earnings per share (in euros)		3.54	3.13	6.70

The accompaying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

(in millions of euros)		First half 2008	First half 2007	Full year 2007
I - Cash flows from operating activities:				
Profit attributable to equity holders of the parent		851.1	729.4	1,583.1
Minority interests		19.4	19.5	38.4
Share of (profit)/ losses of associates, net of dividends received		(5.7)	(0.3)	(4.3)
Adjustments to reconcile net profit to net cash provided by operating activities:				
Depreciation of property, plant and equipment		153.5	158.5	309.4
Amortization of intangible assets other than goodwill		104.6	79.4	184.9
Losses on non current assets		0.3	8.6	41.2
Increase/(decrease) in provisions		59.7	(11.1)	100.8
Change in deferred taxes		19.0	36.1	11.3
Losses/(gains) on disposals of assets		(6.7)	0.7	(80.7)
Other		4.2	12.0	26.6
Net cash provided by operating activities before changes in operating assets and liabilities		**1,199.4**	**1,032.8**	**2,210.7**
(Increase)/decrease in accounts receivable		(269.1)	(441.7)	(367.1)
(Increase)/decrease in inventories and work in process		(127.9)	(132.9)	(44.0)
Increase/(decrease) in accounts payable		137.2	119.8	150.6
Change in other current assets and liabilities		49.4	(3.6)	139.9
Change in working capital requirement		**(210.4)**	**(458.4)**	**(120.6)**
	Total I	**989.0**	**574.4**	**2,090.1**
II - Cash flows from investing activities:				
Purchases of property, plant and equipment		(190.1)	(199.7)	(403.0)
Proceeds from disposals of property, plant and equipment		15.3	15.3	78.7
Purchases of intangible assets		(139.9)	(113.5)	(232.7)
Proceeds from disposals of intangible assets		0.6	0.2	(3.1)
Net cash used by investment in operating assets		**(314.1)**	**(297.7)**	**(560.0)**
Purchases of financial investments - net	*(note 2)*	(170.4)	(4,356.5)	(5,291.1)
Purchases of other long-term investments		(10.0)	(174.6)	(0.3)
Increase in long-term pension assets		(0.5)	(3.0)	(25.1)
Sub-total		**(180.9)**	**(4,534.1)**	**(5,316.5)**
	Total II	**(495.0)**	**(4,831.8)**	**(5,876.5)**
III - Cash flows from financing activities:				
Issuance of long-term debt	*(note 10)*	1,091.8	3,420.9	707.7
Repayment of long-term debt		(884.3)	(1,031.1)	(5,159.8)
Sale/(purchase) of treasury shares		(44.6)	(3.8)	14.7
Increase/(reduction) in other financial debt		0.0	0.4	6,386.0
Issuance of shares		5.4	1,056.6	1,270.8
Dividends paid: Schneider Electric SA		(795.9)	(667.8)	(670.4)
Minority interests		(14.8)	(21.0)	(28.8)
	Total III	**(642.4)**	**2,754.2**	**2,520.1**
IV - Net effect of exchange rate :	**Total IV**	**(26.8)**	**37.0**	**(1.6)**
Net increase/(decrease) in cash and cash equivalents: I + II + III + IV		**(175.2)**	**(1,466.2)**	**(1,267.9)**
Cash and cash equivalents at beginning of period		1,158.3	2,426.2	2,426.2
Increase/(decrease) in cash and cash equivalents		(175.2)	(1,466.2)	(1,267.9)
Cash and cash equivalents at end of period	*(note 10)*	**983.1**	**960.0**	**1,158.3**

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Balance Sheet

(in millions of euros)

ASSETS		June 30, 2008	Dec. 31, 2007
Non-current assets			
Goodwill, net	*(note 3)*	7,820.1	8,141.2
Intangible assets, net	*(note 4)*	3,579.0	3,714.4
Property, plant and equipment, net	*(note 4)*	1,851.8	1,856.1
Total tangible and intangible assets		5,430.8	5,570.5
Investments in associates	*(note 5)*	175.5	171.9
Available-for-sale financial assets	*(note 6)*	339.3	322.5
Other financial assets	*(note 6)*	100.9	124.1
Total non current financial assets		440.2	446.6
Deferred tax assets	*(note 17)*	707.1	687.7
Total non-current assets		**14,573.7**	**15,018.0**
Current assets			
Inventories and work in process		2,539.3	2,480.8
Trade accounts receivable		3,663.7	3,463.2
Other receivables and prepaid expenses		987.8	950.4
Assets held for sale		2.3	2.5
Current financial assets	*(note 6)*	121.5	83.9
Cash and cash equivalents	*(note 10)*	1,053.8	1,268.9
Total current assets		**8,368.4**	**8,249.7**
Total assets		**22,942.1**	**23,267.7**

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Balance Sheet

(in millions of euros)

LIABILITIES		June 30, 2008	Dec. 31, 2007
Equity	*(note 7)*		
Share capital		1,963.2	1,962.4
Share premium account		5,258.9	5,254.3
Retained earnings		3,881.5	3,930.7
Translation reserve		(1,401.2)	(962.9)
Equity attributable to equity holders of the parent		**9,702.4**	**10,184.5**
Minority interests		119.0	129.2
Total equity		**9,821.4**	**10,313.7**
Long-term provisions			
Provisions for pensions and other post-employment benefits	*(note 8)*	969.4	996.3
Provisions for contingencies	*(note 9)*	260.6	264.1
Total long-term provisions		1,230.0	1,260.4
Non-current liabilities			
Ordinary and convertible bonds	*(note 10)*	3,238.1	3,195.6
Other long-term debt	*(note 10)*	939.6	589.8
Total non-current financial liabilities		4,177.7	3,785.4
Deferred tax liabilities	*(note 17)*	819.9	909.7
Other non-current liabilities	*(note 12)*	36.6	76.7
Total non-current liabilities		**6,264.2**	**6,032.2**
Current liabilities			
Trade accounts payable		2,293.3	2,132.9
Accrued taxes and payroll costs		1,307.2	1,305.0
Short-term provisions	*(note 9)*	488.0	445.5
Other current liabilities		689.0	637.2
Short-term debt	*(note 10)*	2,079.0	2,401.3
Total current liabilities		**6,856.5**	**6,921.8**
Total equity and liabilities		**22,942.1**	**23,267.7**

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statement of Changes in Equity and Minority Interests

(in millions of euros except for number of shares)

	Number of shares (thousands)	Share capital	Share premium account	Retained earnings	Treasury stock	Other reserves (Note 7)	Translation reserve	Equity attributable to equity holders of the parent	Minority interests	TOTAL
January 1, 2007	**227,698.3**	**1,821.6**	**4,121.0**	**3,200.2**	**(264.9)**	**(9.4)**	**(152.0)**	**8,716.5**	**121.6**	**8,838.1**
Profit for the year				729.4				729.4	19.5	748.9
Valuation gains/(losses) taken to equity (Note 7)						69.6		69.6		69.6
Exchange differences on translating foreign operations							(188.5)	(188.5)	2.0	(186.5)
Total recognized income and expense for the period (comprehensive income)				**729.4**		**69.6**	**(188.5)**	**610.5**	**21.5**	**632.0**
Issuance of shares	13,413.0	107.3	861.9					969.2		969.2
Exercise of stock options	1,674.0	13.4	74.6					88.0		88.0
Dividends (1)				(670.5)				(670.5)	(21.0)	(691.5)
Change in treasury stock					5.4			5.4		5.4
Stock options					13.0			13.0		13.0
Other (2)				15.2	11.4			26.6	0.6	27.2
June 30, 2007	**242,785.3**	**1,942.3**	**5,057.5**	**3,274.3**	**(235.1)**	**60.2**	**(340.5)**	**9,758.7**	**122.7**	**9,881.4**
January 1, 2008	**245,299.3**	**1,962.4**	**5,254.3**	**4,131.8**	**(204.0)**	**2.9**	**(962.9)**	**10,184.5**	**129.2**	**10,313.7**
Profit for the year				851.1				851.1	19.4	870.5
Valuation gains/(losses) taken to equity (Note 7)						(81.4)		(81.4)		(81.4)
Exchange differences on translating foreign operations							(438.3)	(438.3)	(1.2)	(439.5)
Total recognized income and expense for the period (comprehensive income)				**851.1**		**(81.4)**	**(438.3)**	**331.4**	**18.2**	**349.6**
Exercise of stock options (note 7)	97.9	0.8	4.6					5.4		5.4
Dividends				(795.9)				(795.9)	(27.9)	(823.8)
Change in treasury stock					(44.6)			(44.6)		(44.6)
Stock options (note 7)					15.0			15.0		15.0
Other (3)					6.6			6.6	(0.5)	6.1
June 30, 2008	**245,397.2**	**1,963.2**	**5,258.9**	**4,187.0**	**(227.0)**	**(78.5)**	**(1,401.2)**	**9,702.4**	**119.0**	**9,821.4**

(1) Of which €667.8 million paid to Schneider Electric SA shareholders as of June 30, 2007.

(2) Of which €12 million in connection with the employee share purchase plan and €5.6 million from reclassification of capital gains on own shares.

(3) Of which €4.8 million in connection with the employee share purchase plan and €1.8 million from reclassification of capital gains on own shares.

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the Consolidated Financial Statements

All amounts in millions of euros unless otherwise indicated.
The accompanying notes are an integral part of the consolidated financial statements.

Note 1 - Summary of significant accounting policies

1.1 Accounting standards and basis of preparation

The consolidated financial statements for the six months ended June 30, 2008 have been prepared in accordance with IAS 34 - *Interim Financial Reporting*. As condensed financial statements, they do not include all the disclosures required by International Financial Reporting Standards (IFRS) and should be read in conjunction with the 2007 annual consolidated financial statements included in the Registration Document filed with the French securities regulator (AMF) under no. D.08-0112, except as regards the differences in accounting treatment between the annual and interim financial statements described below.

The interim consolidated financial statements have been prepared in compliance with the international accounting standards adopted by the European Union as of June 30, 2008. The same accounting and calculation methods were used as for the consolidated financial statements for the year ended December 31, 2007, with the exception of IFRIC 11 – *Group and Treasury Share Transactions* – which took effect in the first half of 2008 and did not have an impact on the Group's accounts.

There is no meaningful difference with the IFRS standards issued by the International Accounting Standards Board (IASB) in that the mandatory application as of January 1, 2008 of the following standards and interpretations not yet adopted by the European Union would not have a material impact on the Group's accounts:

- IFRIC 12 – *Service Concession Arrangements*
- IFRIC 14 – *The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*

Lastly, the Group did not early adopt the following standards and interpretations for which application is mandatory after January 1, 2008:

- *Improvements to IFRS*
- IAS 1 R – *Presentation of Financial Statements*
- IAS 23 R – *Borrowing Costs*
- IFRS 8 – *Operating Segments*
- IFRIC 13 – *Customer Loyalty Programmes*
- IFRS 3 R – *Business Combinations*
- IAS 27 A – *Consolidated and Separate Financial Statements*
- IFRS 2 A – *Vesting Conditions and Cancellations*
- IAS 32 A – *Puttable Financial Instruments and Obligations Arising on Liquidation*

The potential impact on the consolidated financial statements is currently being determined. At this stage of analysis, the Group does not anticipate a material impact, except for:

- IFRS 8, which will modify the presentation of operating segment disclosures.
- IFRS 3 R, which will modify prospectively the accounting procedures for business combinations.

➢ Seasonal variations

Seasonal variations can affect the level of revenue from one quarter to another. For this reason, the interim financial results are not necessarily indicative of the Group's expected full-year performance.

➢ Income tax expense

Current and deferred taxes for interim periods are calculated by applying the estimated average effective tax rate for the current year to pre-tax profit for the period.

Note 2 - Changes in the scope of consolidation

2.1 Additions and removals

The main changes in the scope of consolidation in the six months ended June 30, 2008 were as follows:

- Acquisitions

The Group finalized the acquisitions of Arrow in Japan, Intelligent Motion Systems and ECP Tech Services in the United States and Marisio in Chile.

- Acquisitions in progress

The Group has signed an agreement to acquire wiring device manufacturer Wessen in Russia. Wessen will be consolidated in the second half of 2008.

Acquisitions during the period totaled €185 million.

2.2 Impact of changes in the scope of consolidation

Changes in the scope of consolidation in 2007 and 2008 had the following impact on the interim consolidated financial statements:

- **Impact on revenue and profit**

	First Half 2007	First Half 2008		
	Reported	Excluding acquisitions	Contribution from acquisitions & disposals	Reported
Revenue	8,254.1	8,585.9	359.6	8,945.5
EBITA	1,174.9	1,324.8	21.4	1,346.2
EBITA margin	*14.2%*	*15.4%*	*6.0%*	*15.0%*
Profit for the period	729.4	842.8	8.3	851.1

- **Impact on cash**

Changes in the scope of consolidation at June 30, 2008 reduced the Group's cash position by a net €170.4 million, as described below:

	First Half 2008
Acquisitions	(182.1)
Cash and cash equivalents paid	*(185.4)*
Cash and cash equivalents acquired	*3.3*
Disposals	11.7
Other operations	-
Net financial investments	**(170.4)**

Note 3 - Goodwill

3.1 Breakdown of goodwill

The main items of goodwill are as follows:

	Year of acquisition	CGU (1)	June 30, 2008 Net	Dec. 31, 2007 Net
APC	2007	CP	1,880.8	2,064.6
Groupe LEXEL	1999	EOD	876.2	875.4
Square D Company	1991	(A)	874.2	934.0
Telemecanique	1988	(A)	462.6	462.6
TAC/Andover/Abacus/Applied Control Technology/Yamas/HGA	2003 to 2008	BA	411.1	425.8
Pelco	2007	BA	327.9	352.0
MGE UPS	2000 to 2006	CP	323.1	333.4
IBS	2006	BA	273.3	292.6
Clipsal	2004 to 2006	APOD	262.7	263.7
Juno Lighting Inc.	2005	NAOD	251.5	269.3
BEI Technologies	2005	CST	246.8	264.3
Crouzet Automatismes	2000	CST	155.4	155.8
Power Measurement Inc.	2005	PW	123.4	129.7
ABS	2005	BA	109.3	112.7
Positec	2000	EOD	105.2	105.9
Merlin Gerin	1992	(A)	87.2	87.2
OVA	2006	EOD	79.5	79.5
Kavlico	2004	CST	70.3	74.3
Digital Electronics	2002	APOD	67.7	68.4
Ritto	2007	EOD	59.7	59.4
Citect	2006	APOD	57.5	56.2
Elau	2004 & 2005	EOD	55.6	55.6
Federal Pioneer	1990	NAOD	51.7	57.1
Crydom	2006	CST	43.6	46.7
Infra +	2000 & 2004	EOD	43.1	43.1
PDL	2001	APOD	30.6	32.4
AEM	2006	EOD	30.4	30.4
GET	2006	EOD	29.9	32.3
Mita Holding	1999	EOD	29.4	31.8
Marisio	2008	IOD	23.1	-
IMS	2008	BA	21.1	-
Arrow	2008	APOD	10.5	-
Grant	2007	EOD	1.9	2.1
Other subsidiaries (2)			343.8	342.8
TOTAL			**7,820.1**	**8,141.2**

(1) Cash Generating Unit to which goodwill has been allocated.

EOD: European Operating Division; NAOD: North American Operating Division ; APOD: Asia-Pacific Operating Division

IOD: International Operating Division, PW: Power, CST: Customized Sensors & Technologies, BA: Building Automation, CP: Critical Power

(2) Approixmately 90 companies

(A) Square D, Telemecanique and Merlin Gerin goodwill has been allocated on the basis of operating profit by region as of the acquisition date.

	Europe	North America	Asia Pacific	Rest of the world
Square D	9%	80%	10%	1%
Telemecanique	71%	0%	20%	9%
Merlin Gerin	62%	10%	20%	8%

3.2 Changes in goodwill

The main movements during the period are summarized in the following table:

	June 30, 2008	Dec. 31, 2007	June 30, 2007
Net goodwill at opening	**8,141.2**	**6,185.7**	**6,185.7**
Acquisitions	73.7	2,885.2	2,671.2
Disposals	-	(221.0)	-
Impairment	(5.9)	-	-
Translation adjustment	(340.1)	(660.3)	(212.3)
Reclassifications	(48.8)	(48.4)	(36.8)
Net goodwill at period end	**7,820.1**	**8,141.2**	**8,607.8**
Cumulative impairment	**(14.3)**	**(8.4)**	**(8.9)**

➢ **Acquisitions**

The main acquisitions of the period are listed in Note 2.

The Group has a period of 12 months from the acquisition date to finalize the purchase accounting. As a result, the goodwill figures are provisional.

In accordance with Group policy, as described in the notes to the annual financial statements, goodwill is tested for impairment annually at the Cash Generating Unit level and whenever there is any indication that it may be impaired. There were no indications of impairment of goodwill at June 30, 2008.

➢ **Other changes**

Other changes primarily reflect exchange rate fluctuations on goodwill in US dollars and a €6 million impairment loss on a small operation in China. Adjustments to the provisional accounting for APC when the initial accounting was completed led to a €50 million reduction in deferred tax liabilities on intangible assets, with a corresponding deduction from goodwill.

Note 4 - Intangible assets and property, plant and equipment

Changes in intangible assets and property, plant and equipment over the six-month period were as follows:

	Trademarks	Development projects (R&D)	Other intangible assets	Software	Property, plant and equipment	Total
GROSS VALUE						
Dec. 31, 2007	**2,352.7**	**429.2**	**1,184.2**	**519.1**	**4,944.2**	**9,429.4**
Acquisitions		90.3	34.6	15.0	208.8	348.7
Disposals/scrapping		(0.2)	(0.3)	(1.3)	(44.7)	(46.5)
Translation adjustment	(112.6)	(5.5)	(67.7)	(7.6)	(92.8)	(286.2)
Reclassification	1.0	3.6	(10.3)	8.6	(4.9)	(2.0)
Changes in the scope of consolidation and other			1.4	(1.1)	8.6	8.9
June 30, 2008	**2,241.1**	**517.4**	**1,141.9**	**532.7**	**5,019.2**	**9,452.3**
ACCUMULATED DEPRECIATION, AMORTIZATION AND IMPAIRMENT						
Dec. 31, 2007	**(105.5)**	**(89.1)**	**(188.6)**	**(387.7)**	**(3,088.1)**	**(3,859.0)**
Allocation and impairment	(1.7)	(26.3)	(43.7)	(32.9)	(154.8)	(259.4)
Recapture	0.1			1.8	31.6	33.5
Translation adjustment	0.1	1.8	8.9	6.0	48.0	64.8
Reclassification		0.4	0.7	1.7	0.3	3.1
Changes in the scope of consolidation and other			(0.8)	0.7	(4.4)	(4.5)
June 30, 2008	**(107.0)**	**(113.2)**	**(223.5)**	**(410.4)**	**(3,167.4)**	**(4,021.5)**
NET VALUE						
Dec. 31, 2007	**2,247.2**	**340.1**	**995.6**	**131.4**	**1,856.1**	**5,570.5**
June 30, 2008	**2,134.1**	**404.2**	**918.4**	**122.3**	**1,851.8**	**5,430.8**

In accordance with Group policy, trademarks with indefinite useful lives are tested for impairment annually and whenever there is any indication that they may be impaired. There were no indications of impairment of trademarks at June 30, 2008.

As of June 30, 2008, costs totaling €24.4 million were capitalized and classified under "Other intangible assets" in connection with an ongoing project to develop a Groupwide SAP system.

Assets held for sale, presented separately in an amount of €2.3 million, correspond to land and buildings that are expected to be sold in the second half of 2008. Reclassifications primarily correspond to assets put into use.

Note 5 - Investments in associates

Investments in associates can be analyzed as follows:

	% interest		Share in net assets		Share in net profit	
	June 30, 2008	Dec. 31, 2007	June 30, 2008	Dec. 31, 2007	June 30, 2008	Dec. 31, 2007
Delixi Electric	50.0%	50.0%	155.1	151.8	5.9	2.0
Delta Dore Finance	20.0%	20.0%	14.2	14.1	0.1	0.9
Möre Electric Group	34.0%	34.0%	4.4	4.5	(0.1)	1.4
Other	N/A	N/A	1.8	1.5	(0.2)	(0.0)
Total	-	-	**175.5**	**171.9**	**5.7**	**4.3**

Note 6 - Financial assets

6.1 Available-for-sale financial assets

Available-for-sale financial assets, corresponding mainly to investments in non-consolidated companies, break down as follows:

	June 30, 2008				Dec. 31, 2007
	% interest	Gross value	Revaluation/ impairment	Fair value	Fair value
I – Listed available for sale financial assets					
AXA	0.47%	101.5	83.3	184.7	268.3
Gold Peak Industries Holding Ltd	6.29%	6.7	(4.9)	1.8	2.7
Legrand	NS	-	-	-	-
Other listed AFS	-	0.4	(0.2)	0.3	0.4
Total listed AFS		**108.6**	**78.2**	**186.8**	**271.4**
II – Unlisted available for sale financial assets					
Pisara AB (Wessen acquisition) (1)	100.00%	71.1	0.0	71.1	-
ECP Tech Services (1)	100.00%	42.7	0.0	42.7	-
Tecame Nord Est, Analyse et Energie, Septra Tecame (1)	100.00%	3.5	0.0	3.5	-
Profiluks (2)	99.99%	-	-	-	12.2
Polam BV (3)	100.00%	21.1	0.0	21.1	25.7
Eb@se France (3)	100.00%	20.7	(20.7)	0.0	-
Thorsman Ireland (3)	100.00%	7.0	(7.0)	0.0	0.2
Senside (3)	100.00%	5.2	(5.2)	0.0	-
Easy Plug SAS (4)	50.00%	8.8	(8.8)	0.0	-
Simak (4)	98.52%	5.5	(0.5)	5.0	5.0
Comipar	4.15%	16.4	(16.4)	0.0	-
SE Venture	100.00%	6.6	(6.6)	0.0	-
Other unlisted AFS (5)		21.2	(12.1)	9.1	8.0
Total unlisted AFS		**229.8**	**(77.3)**	**152.5**	**51.1**
Financial assets available for sale		**338.4**	**0.9**	**339.3**	**322.5**

(1) Acquired during the period, consolidated in second half 2008.
(2) Consolidated as from January 1, 2008.
(3) Removed from scope of consolidation – in liquidation.
(4) Dormant companies.
(5) Investments with a unit gross value of less than €5 million.

Fair value corresponds to the closing quoted price for investments quoted in an active market and the carrying amount for unlisted investments.

6.2 Other non-current financial assets

	June 30, 2008			Dec. 31, 2007
	Gross	Impairment	Net	Net
Restricted cash on Clipsal acquisition	17.9	0.0	17.9	54.0
Receivables on investments and loans	13.3	(1.1)	12.2	0.0
Other	73.3	(2.5)	70.8	70.1
Other non current financial assets	**104.5**	**(3.6)**	**100.9**	**124.1**

6.3 Current financial assets

	June 30, 2008	Dec. 31, 2007
Short-term investments	67.9	51.9
Pension assets	34.0	32.0
Other	19.6	0.0
Total current financial assets	**121.5**	**83.9**

Note 7 - Shareholders' equity

7.1 Share-based payment

A total of 97,895 Schneider Electric SA shares were issued during first half 2008 upon exercise of stock options, in an amount of €5 million.
Based on the assumptions described in the notes to the 2007 consolidated financial statements, the amount recorded under "Selling, general and administrative expenses" for stock option plans set up after November 7, 2002 totaled €15.0 million in first half 2008 (€13 million in first half 2007). This expense was booked as an adjustment to "Treasury stock" in Shareholders' Equity.

7.2 Worldwide Employee Stock Purchase Plan

Schneider Electric gives its employees the opportunity to become group shareholders thanks to employee share issues. Employees in countries that meet legal and fiscal requirements have the choice between a classic and a leveraged plan.

Under the classic plan, employees may purchase Schneider Electric shares at a 15% discount to the price quoted for the shares on the stock market. Employees must then hold their shares for five years, except in certain cases provided for by law. The share-based payment expense recorded in accordance with IFRS 2 is measured by reference to the fair value of the discount on the locked-up shares. The lock-up cost is determined on the basis of a two-step strategy that involves first selling the locked-up shares on the forward market and then purchasing the same number of shares on the spot market (i.e., shares that may be sold at any time) using a bullet loan.

This strategy is designed to reflect the cost the employee would incur during the lock-up period to avoid the risk of carrying the shares subscribed under the classic plan. The borrowing cost corresponds to the cost of borrowing for the employees concerned, as they are the sole potential buyers in this market. It is based on the average interest rate charged by banks for an ordinary, non-revolving personal loan with a maximum maturity of five years granted to an individual with an average credit rating.

Under the leveraged plan, employees may also purchase Schneider Electric shares at a 15% discount to the price quoted on the stock market. However, the leveraged plan offers a different yield profile as a third-party bank tops up the employee's initial investment, essentially multiplying the amount paid by the employee. The total is invested in Schneider Electric shares at a preferential price. The bank converts the discount transferred by the employee into funds with a view to securing the yield for the employee and increasing the indexation on a leveraged number of directly subscribed shares.

As with the classic plan, the share-based payment expense is determined by reference to the fair value of the discount on the locked-up shares (see above). In addition, it includes the value of the benefit corresponding to the issuer's involvement in the plan, which means that employees have access to share prices with a volatility profile adapted to institutional investors rather than to the prices and volatility profile they would have been offered if they had purchased the shares through their retail banks. The volatility differential is treated as a discount equivalent that reflects the opportunity gain offered to employees under the leveraged plan.

On May 30, 2008, Schneider Electric gave its employees the opportunity to purchase shares at a price of €67 per share as part of its commitment to employee share ownership. This represented a discount of 15% to the reference price of €78.82 calculated as the average opening price quoted for the share during the 20 days preceding the Management Board's decision to launch the employee share issue.

In all, 2 million shares were subscribed, increasing the Company's capital by €134 million as of July 17, 2008. The issue represented a total cost of €4.8 million, taking into account the five-year lock-up period.

The tables below summarize the main characteristics of the plans, the amounts subscribed, the valuation assumptions and the plans' cost for 2007 and 2008.

	Classic plan	**2008**		**2007**	
		%	€	%	€
	Plan characteristics				
	Maturity (years)		5		5
	Reference price (euros)		78.82		103.59
	Subscription price (euros)		67.00		88.06
	Discount	15.00%		15.00%	
	Amount subscribed by employees (millions of euros)		45.8		64.1
	Total amount subscribed (millions of euros)		45.8		64.1
	Total number of shares subscribed (millions of shares)		0.7		0.7
	Valuation assumptions				
	Interest rate available to market participant (bullet loan) (1)	6.90%		5.97%	
	Five-year risk-free interest rate (euro zone)	5.20%		4.47%	
	Annual interest rate (repo)	1.15%		0.95%	
(a)	Value of discount	15.00%	8.1	15.00%	11.3
(b)	Value of lock-up period for market participant	13.69%	7.4	11.85%	8.9
	Total expense for the Group (a-b)	**1.30%**	**0.7**	**3.15%**	**2.4**
	Sensitivity				
	- Decrease in interest rate for market participant (2)	(0.50%)	1.35	(0.50%)	1.89

(1) Average interest rate charged by banks for an ordinary, non-revolving personal loan with a maximum maturity of five years granted to an individual with an average credit rating.
(2) A decline in the interest rate for market participants reduces the lock-up cost and increases the expense booked by the issuer.

Leveraged plan	2008 %	2008 €	2007 %	2007 €
Plan characteristics				
Maturity (years)		5		5
Reference price (euros)		78.82		103.59
Subscription price (euros)		67.00		88.06
Discount	15.00%		15.00%	
Amount subscribed by employees (millions of euros)		8.9		14.2
Total amount subscribed (millions of euros)		88.6		142.2
Total number of shares subscribed (millions of shares)		1.3		1.6
Valuation assumptions				
Interest rate available to market participant (bullet loan) (1)	6.90%		5.97%	
Five-year risk-free interest rate (euro zone)	5.20%		4.47%	
Annual dividend rate	4.50%		3.00%	
Annual interest rate (repo)	1.15%		0.95%	
Retail/institutional volatility spread	5.00%		5.00%	
(a) Value of the discount	15.00%	15.6	15.00%	25.1
(b) Value of the lock-up period for market participant	13.69%	14.2	11.85%	19.8
(c) Value of the opportunity gain (2)	2.69%	2.8	2.54%	4.3
Total expense for the Group (a-b+c)	**3.99%**	**4.1**	**5.69%**	**9.5**
Sensitivity				
- Decrease in interest rate for market participant (3)	(0.50%)	1.35	(0.50%)	1.89
- Increase in retail/institutional volatility spread (4)	0.50%	0.22	0.50%	0.42

(1) Average interest rate charged by banks for an ordinary, non-revolving personal loan with a maximum maturity of five years granted to an individual with an average credit rating.
(2) Calculated using a binomial model.
(2) A decline in the interest rate for market participants reduces the lock-up cost and increases the expense booked by the issuer.
(4) An increase in the retail/institutional volatility spread increases the opportunity gain for the employee and increases the expense booked by the issuer.

7.3 Other reserves

Changes in other reserves were as follows:

	Gains and losses from remeasurement at fair value			Actuarial gains and losses	Total
	Currency instruments and interest rate hedges	Hedges of metal purchases	Available-for-sale financial assets		
December 31, 2007	**(172.9)**	**(6.4)**	**140.6**	**42.4**	**2.9**
- Unrealized net gains (losses) on available-for-sale financial assets (1)			(55.0)		(55.0)
- Net gains (losses) on currency instruments	(43.0)				(43.0)
- Net gains (losses) on interest rate hedges	9.4				9.4
- Net gains (losses) on metal purchases		8.8			8.8
- Net gains (losses) on post-retirement benefits				5.7	5.7
- Other					(7.3)
June 30, 2008	**(206.5)**	**2.4**	**85.6**	**48.1**	**(78.5)**

(1) Of which a negative €83.9 million in unrealized losses and €28.9 million in deferred tax

The above amounts are net of tax.
The main changes for the period stemmed from differences in hedging instruments (see note 11), revaluation of AXA shares (see note 6) and differences in actuarial gains and losses (see note 8).

Note 8 - Pensions and other post-employment benefit obligations

Changes in provisions for pensions and other post-employment benefit obligations were as follows:

	Pensions and termination benefits	*Of which US plans*	Other post-employment and long-term benefits	*Of which US plans*	**Provisions for pensions and other post-employment benefits**	
Dec. 31, 2007	**565.0**	***58.4***	**399.2**	***342.5***	**964.2**	(*)
Net cost recognized in the statement of income	30.5	*1.7*	9.9	*8.5*	40.4	
Benefits paid	(16.7)	-	(0.5)	-	(17.2)	
Plan participants' contributions	(6.3)	*(0.5)*	(8.6)	*(8.6)*	(14.9)	
Actuarial gains and losses recognized in equity	(0.3)	-	-	-	(0.3)	
Translation adjustment	(6.0)	*(3.6)*	(21.2)	*(20.7)*	(27.2)	
Changes in the scope of consolidation	(4.4)		-	-	(4.4)	
Other changes	(4.1)	*(10.6)*	(1.1)	*(1.9)*	(5.2)	
June 30, 2008	**557.7**	***45.4***	**377.7**	***319.8***	**935.4**	(**)

* Including €32.1 million in pension assets recognized under "Current financial assets".

** Including €34.0 million in pension assets recognized under "Current financial assets".

The net cost recognized in operating profit for first half 2008 breaks down as follows:

	First Half 2008			**First Half 2007**		
	Pensions and termination benefits	Other post-employment and long-term benefits	**Total**	Pensions and termination benefits	Other post-employment and long-term benefits	**Total**
Service cost	25.2	2.0	27.2	27.6	2.7	30.3
Interest cost (impact of discounting)	48.7	8.9	57.6	45.6	10.6	56.2
Expected return on plan assets	(44.4)	0.0	(44.4)	(50.5)	-	(50.5)
Past service cost	0.2	(1.0)	(0.8)	-	(1.7)	(1.7)
Curtailments and settlements	0.8	0.0	0.8	0.1	-	0.1
Net cost recognized in the statement of income	**30.5**	**9.9**	**40.4**	**22.8**	**11.6**	**34.4**

Note 9 - Provisions

	Economic risks	Customer risks	Product risks	Environmental risks	Restructuring	Other risks	**Provisions**
Dec. 31, 2007	**308.9**	**53.0**	**164.5**	**43.0**	**55.5**	**84.6**	**709.6**
Long-term portion	*85.0*	*44.8*	*25.4*	*29.9*	*7.4*	*71.6*	*264.1*
Additions	37.5	6.2	35.9	0.4	41.6	25.0	146.6
Discounting effect	(0.3)	0.0	0.0	0.0	(0.3)	0.1	(0.5)
Utilizations	(21.5)	(8.0)	(20.3)	(0.7)	(26.6)	(5.9)	(83.0)
Reversals of surplus provisions	(0.1)	(3.4)	(4.3)	0.0	(1.8)	(0.6)	(10.2)
Translation adjustments	0.0	(2.8)	(4.8)	(1.8)	(1.1)	(2.8)	(13.3)
Changes in the scope of consolidation and other	(2.8)	(0.1)	1.0	0.0	6.7	(5.4)	(0.6)
June 30, 2008	**321.7**	**44.9**	**172.0**	**40.9**	**74.0**	**95.1**	**748.6**
Long-term portion	*86.6*	*40.8*	*26.2*	*28.4*	*13.7*	*64.9*	*260.6*

Additions to provisions for product risk reflect updated measurement of technical risks for €20.7 million.

Additions to provisions for restructuring, in an amount of €41.6 million, include virtually all the restructuring expenses described in note 15.

Note 10 - Net debt

Net debt breaks down as follows:

	June 30, 2008	Dec. 31, 2007
Convertible and non-convertible bonds	4,098.1	3,945.6
Bank and other borrowings	998.6	669.1
Lease liabilities	19.5	19.6
Employee profit sharing	5.5	4.8
Short-term portion of convertible and non-convertible bonds	(860.0)	(749.2)
Short-term portion of long-term debt	(84.0)	(104.5)
Non current financial liabilities	**4,177.7**	**3,785.4**
Commercial paper	111.0	-
Accrued interest	119.6	79.9
Other short-term borrowings	107.0	116.6
Drawdown of funds from lines of credit	726.7	1,240.9
Bank overdrafts	70.7	110.2
Short-term portion of convertible and non-convertible bonds	860.0	749.2
Short-term portion of long-term debt	84.0	104.5
Current financial liabilities	**2,079.0**	**2,401.3**
Marketable securities	(396.7)	(510.9)
Negotiable debt securities and short-term deposits	(32.1)	(72.2)
Cash	(625.0)	(685.8)
Cash and cash equivalents	**(1,053.8)**	**(1,268.9)**
Net debt	**5,202.9**	**4,917.8**

Cash and cash equivalents net of short-term bank loans and overdrafts totaled €983 million at June 30, 2008, corresponding to the amount reported in the consolidated cash flow statement.

Marketable securities generally consist of highly liquid instruments traded on regulated markets that are readily convertible into known amounts of cash, such as commercial paper, mutual funds and equivalents.

Note 11 - Financial instruments

The Group uses financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and metal prices.

11.1 Carrying amount and nominal amount of derivative financial instruments

		Dec. 31, 2007	First Half 2008			June 30, 2008	June 30, 2008	
	IFRS designation	Carrying amount	Other financial income and expense (1)	Equity (2)	Cash and cash equivalents	Carrying amount	Nominal amount	
							Purchase	Sale
Foreign exchange								
Futures - cash flow hedges	CFH*	13.0	75.6	(2.5)		86.1	1,044.0	
Futures - hedges of balance sheet items	Trading	25.4	(31.1)			(5.7)	1,087.2	865.0
Options and other hedging instruments	Trading and CFH*	3.2				3.2		
Metal prices								
Futures and options	CFH*	(9.6)		13.9		4.3	230.0	
Interest rates								
Swaps on credit lines	Trading	-				-		
Other interest rate swaps	CFH/FVH*	(1.1)		14.8	(1.0)	12.7	940.0	
Derivative financial instruments		**30.9**	**44.5**	**26.2**	**(1.0)**	**100.6**	**-**	**-**

** Cash flow hedge / Fair value hedge*

(1) Gains and losses on hedging instruments for the period are offset by changes in the fair value of the underlying, which are also recognized in "Other financial income and expense".
(2) Reported in equity under "Other reserves".

The market value of financial instruments, which corresponds to their carrying amount, is estimated either internally by discounting future differential cash flows at current market interest rates or by third party banks.

11.2 Carrying amount and fair value of financial instruments other than derivatives

	June 30, 2008		Dec. 31, 2007	
	Notional amount (1)	Fair value	Notional amount (1)	Fair value
Available-for-sale financial assets	339.3	339.3	322.5	322.5
Other non-current financial assets	100.8	100.8	124.1	124.1
Marketable securities	396.7	396.7	510.9	510.9
Bonds	(4,098.1)	(3,886.8)	(3,945.6)	(3,795.5)
Other short and long-term debt	(2,158.6)	(2,158.6)	(2,241.1)	(2,241.1)
Financial instruments excluding derivatives	**(5,419.9)**	**(5,208.6)**	**(5,229.2)**	**(5,079.1)**

(1) The notional amount corresponds to either amortized cost or fair value.

Note 12 - Other non-current liabilities

	June 30, 2008	Dec. 31, 2007
Clipsal acquisition debt	17.8	54.1
Delixi Electric acquisition debt	-	15.3
Elite Engineering Limited acquisition debt	1.3	1.4
Din Elektro Kraft acquisition debt	-	1.0
Other	17.5	4.9
Other non-current liabilities	**36.6**	**76.7**

The change over the period primarily reflects the reduction in the restricted cash on the Clipsal acquisition and reclassification under current liabilities of the acquisition debt on Delixi Electric (due in second half 2008), in an amount of €15.3 million.

Note 13 - Segment information

First-level segment information is broken down according to the Group's four operating divisions on the basis of asset location. Performance assessments and management decisions are notably based on Earnings Before Interest, Taxes and Amortization of purchase accounting intangibles.

Data by region includes the contribution from Critical Power and Cooling Services. Data concerning General Management that cannot be allocated to a particular segment are not included in the segment EBITA presented below.

Details are provided in the Management Report for first half 2008.

	First half 2008	First half 2007
Europe	4,086	3,818
North America	2,394	2,287
Asia-Pacific	1,636	1,477
Rest of the world	830	672
Revenue	**8,946**	**8,254**
Europe	775	677
North America	343	345
Asia-Pacific	252	181
Rest of the world	134	109
Holding company	(158)	(137)
EBITA	**1,346**	**1,175**
Europe	19.0%	17.7%
North America	14.3%	15.1%
Asia-Pacific	15.4%	12.3%
Rest of the world	16.1%	16.2%
Holding company	-	-
EBITA margin	**15.0%**	**14.2%**

The second level of segment information is broken down according to the Group's three main businesses.

	First half 2008	First half 2007
Electrical Distribution	4,979	4,728
Automation & Control	2,700	2,405
Critical Power & Cooling Services	1,267	1,121
Revenue	**8,946**	**8,254**
Electrical Distribution	930	848
Automation & Control	412	341
Critical Power & Cooling Services	162	123
Holding company	(158)	(137)
EBITA	**1,346**	**1,175**
Electrical Distribution	18.7%	17.9%
Automation & Control	15.3%	14.2%
Critical Power & Cooling Services	12.8%	11.0%
Holding company	-	-
EBITA margin	**15.0%**	**14.2%**

Note 14 - Research and Development

Research and development costs for the period break down as follows:

	June 30, 2008	June 30, 2007
- Recognized in cost of sales	82	75
- Recognized in selling expenses	6	9
- Recognized in R&D costs	199	204
Research and development costs recognized as an expense	**287**	**288**
Capitalized development costs	95	62
Of which recognized in software	*5*	*3*
Total research and development costs of the period	**382**	**350**

Amortization of capitalized development costs came to €26 million in first half 2008 and €23 million in first half 2007. No exceptional impairment losses were recorded on development costs during the period, compared with €6 million the year before.

Note 15 - Other operating income and expenses

Other operating income and expenses break down as follows:

	June 30, 2008	June 30, 2007
Interest income	62.9	14.8
Interest expense	(205.1)	(151.6)
Net gains/(losses) on the sale of marketable securities	14.1	22.1
Finance costs, net	***(128.1)***	***(114.7)***
Dividend income	17.2	10.8
Exchange gains and losses, net	(12.9)	2.4
Impairment losses on financial assets	2.6	(0.2)
Discounting adjustments to non-current assets and liabilities	1.2	0.7
Net gains/(losses) on disposal of long-term investments	10.0	-
Other financial expense, net	(9.0)	(6.3)
Finance costs and other financial income and expense, net	**(119.0)**	**(107.3)**

Restructuring expenses in first half 2008 primarily stemmed from the reorganization of APC and MGE within the Critical Power and Cooling Services BU, for €9 million; the integration of Pelco, for €8 million; the rationalization of Clipsal's Asia-Pacific operations, for €10 million, and continued industrial reorganization in the Group's core businesses in France, Denmark and Germany, for €16 million.

Note 16 - Finance costs and other financial income and expense, net

	June 30, 2008	June 30, 2007
Interest income	62.9	14.8
Interest expense	(205.1)	(151.6)
Net gains/(losses) on the sale of marketable securities	14.1	22.1
Finance costs, net	***(128.1)***	***(114.7)***
Dividend income	17.2	10.8
Exchange gains and losses, net	(12.9)	2.4
Impairment losses on financial assets	2.6	(0.2)
Discounting adjustments to non-current assets and liabilities	1.2	0.7
Net gains/(losses) on disposal of long-term investments	10.0	-
Other financial expense, net	(9.0)	(6.3)
Finance costs and other financial income and expense, net	**(119.0)**	**(107.3)**

The sharp increase in interest income and expenses reflects interest paid and received on cross currency swaps set up in the second half of 2007 for the APC and Pelco acquisitions.

Note 17 - Income tax

Whenever possible, Group entities file consolidated tax returns. Schneider Electric SA files a consolidated tax return with its French subsidiaries held directly or indirectly through Schneider Electric Industries SAS.

17.1 Analysis of income tax expense for the year

	First half 2008	First half 2007
Current taxes		
France	(23.4)	10.2
International	(270.6)	(266.5)
Total	**(294.0)**	**(256.3)**
Deferred taxes		
France	(4.5)	(101.4)
International	(14.5)	65.3
Total	**(19.0)**	**(36.1)**
Income tax (expense)/benefit	**(313.0)**	**(292.4)**

17.2 Tax proof

	First half 2008	First half 2007
Profit attributable to equity holders of the parent	**851.1**	**729.4**
Income tax (expense)/benefit	(313.0)	(292.4)
Minority interests	(19.4)	(19.5)
Share of profit of associates	5.7	0.3
Profit before tax	**1,177.8**	**1,041.0**
Statutory tax rate	34.43%	34.43%
Income tax expense calculated at the statutory	**(405.5)**	**(358.4)**
Reconciling items:		
Difference between French and foreign tax rates	73.2	35.0
Tax credits and other tax reductions	46.0	34.2
Impact of tax losses	(0.5)	-
Other permenant differences	(26.2)	(3.2)
Income tax (expense)/benefit	(313.0)	(292.4)
Effective tax rate	**26.6%**	**28.1%**

17.3 Deferred taxes

Deferred tax assets and liabilities, net represented a liability of €112.8 million. The €109.2 million change from December 31, 2007 stems mainly from the reduction of deferred tax liabilities arising on the finalization of acquisition cost allocation for APC, and translation gains and losses on deferred taxes in currencies other than the euro.

Note 18 - Commitments and contingent liabilities

18.1 Guarantees given and received

Guarantees given and received amounted to €428 million and €41 million, respectively, at June 30, 2008.

18.2 Purchase commitments

➢ **Shares in subsidiaries and affiliates**

Commitments to purchase equity investments correspond to put options given to minority shareholders in consolidated companies or relate to earn-out payments. The amount of these commitments was not material at June 30, 2008, as at December 31, 2007.

➢ **Information technology services**

In 2004, the Group signed an agreement with Capgemini to outsource its European IT functions and to develop and deploy shared management applications using SAP in Europe. The first pilot version was deployed in India in April 2007 and a second version should be rolled out in several European countries in the second half of 2008.

Payments to Capgemini replace the cost of the IT function, which was previously managed internally. In early 2006, the duration of the reciprocal commitments between Capgemini and Schneider Electric was extended from ten to twelve years.

Discussions initiated in 2007 between Schneider Electric and Capgemini have been pursued beginning of 2008 to adjust the contract with a view to continuously improve quality and cost effectiveness for both parties, and are currently being implemented. It was decided that part of the operations previously managed by Capgemini would be brought back in house in 2008. These include IT operations in certain European countries and network operations.

The 2008 expense related to this outsourcing agreement contractually amounts to €133 million (compared with €147 million in 2007). This does not include volume and indexation effects provided for in the contract or the impact of the new negotiations initiated at end-2007.

18.3 Contingent liabilities

Management is confident that balance sheet provisions for known disputes in which the Group is involved are sufficient to ensure that these disputes do not have a material impact on its financial position or profit. This is notably the case for the potential consequences of a current dispute in Belgium involving former senior executives and managers of the Group.

The loan agreements related to the Group's long-term debt do not include any rating triggers.

The Group has also signed an agreement concerning statutory employee training rights in France (DIF). Because the vested rights cannot be reliably estimated, no corresponding provision has been set aside in the financial statements.

Note 19 - Related party transactions

19.1 Associates

These are primarily companies over which the Group has significant influence. They are accounted for by the equity method. Transactions with these related parties are carried out on arm's length terms and were not material during the period.

19.2 Related parties with significant influence

No transactions were carried out during the period with members of the Supervisory Board or Management Board.

Note 20 - Subsequent events

➢ **Issuance of shares to employees**

On July 17, 2008, 2 million shares were issued in connection with the employee share purchase program described in note 7.2, increasing the share capital by €134 million.

➢ **Acquisition of Xantrex**

On July 28, 2008, Schneider Electric announced that it had acquired Xantrex, a world leader in solar and wind inverter market. The price to be paid for Xantrex is CAD 415 million before the proceeds from the sale of the programmable business. The arrangement is still to be approved by the affirmative vote of at least two thirds of the votes cast at a Xantrex shareholder meeting.

MANAGEMENT REPORT FOR THE PERIOD ENDED JUNE 30, 2008

Consolidated financial statements

Business and Statement of Income highlights

Changes in the scope of consolidation

Acquisitions during the period

On January 11, 2008, the Group acquired US-based Intelligent Motion Systems.

On January 31, 2008, the Group acquired Arrow in Japan, a leading manufacturer of signaling products.

On April 13, 2008, Schneider Electric acquired the assets of Texas-based ECP Tech Services, a provider of power system testing, maintenance and commissioning services for the oil and gas industry.

On May 7, 2008, the Group acquired Marisio, a Chilean company that manufacturers and markets Installation Systems and Control components.

Lastly, on June 17, 2008, Schneider Electric acquired wiring device manufacturer Wessen in Russia.

Acquisitions made in 2007 having an impact on the financial statements of first half 2008

The following companies acquired in 2007 and consolidated over the full year in 2008 had an impact on the scope of consolidation in relation to 2007:

- American Power Conversion (APC), consolidated as from February 15, 2007.
- Ritto GmbH & Co KG, consolidated as from May 25, 2007.
- Atos Automacão Industrial Ltda, Grant and Yamas, consolidated as from July 31, 2007.
- Pelco, consolidated as from October 17, 2007.

On October 31, 2007, following a decision by the European Union's anti-trust authorities, the Group finalized the sale of MGE Office Protection Systems (small systems of less than 10 kVA) to Eaton Corp.

Together, these changes in scope of consolidation added €360 million, or 4.4%, to revenue and €21 million, or 1.8%, to EBITA for the period.

(*) Correspond to the dates on which the Group gained control of the acquired companies.

Exchange rate trends

Fluctuations in the euro exchange rate had a significant impact in first half 2008, reducing consolidated revenue by €481 million and EBITA by €51 million.

However, thanks to good geographic balance of expenses and income in the various currencies, exchange rate swings had virtually no impact on EBITA margin (adding just 0.2 points).

Revenue

Consolidated revenue totaled €8,946 million for the period ended June 30, 2008, up 8.4% on a current structure and currency basis from the year-earlier period. Organic growth accounted for 10.6%, acquisitions net of disposals 4.4% and the currency effect a negative 6.6%.

Breakdown by region

Revenue from the European Operating Division increased 7.0% to €4,086 million on a reported basis. Like-for-like, the increase came to 9.0%.Eastern Europe and Russia confirmed their status as a powerful growth driver, with revenue up by around 20%. Germany and the Nordic countries reported double-digit growth during the period.

In North America, revenue increased 4.7% on a current basis to €2,394 million, and 5.7% like-for-like. The region achieved a solid performance in Solutions and Services that offset the decline in residential building.

Revenue from the Asia-Pacific division totaled €1,636 million, up 10.8% on a current basis and 16,6% on a constant basis. Performance continued to be driven by strong growth in Schneider Electric's core businesses in China (in excess of 25%).

Revenue from the Rest of the World rose 23.5% on a current basis, to €830 million, and 21.6% on a constant structure and currency basis. Business remained strong in all regions, notably in the Middle East and Africa, thanks to the vibrant trend in oil and gas, as well as in construction and infrastructure.

Breakdown by business

Electrical Distribution generated revenue of €4,979 million, or 55.6% of the consolidated total. This represents an increase of 10.9% on a reported basis.

Automation & Control revenue rose 8.3% on a reported basis to €2,700 million and represented 30.2% of the consolidated total.

Revenue from Critical Power and Cooling Services came to €1,267 million, for organic growth of 14.5%. This business accounted for 14.2% of consolidated revenue.

EBITA

First-half EBITA totaled €1,346 million versus €1,175 million in the year-earlier period, an increase of 14.6% on a reported basis and19.2% like-for-like. EBITA margin widened 0.8 points to 15.0% from 14.2%.

First-half EBITA included a €49 million charge for amortization of intangible assets recognized as part of a business combination, compared with €27 million in the year-earlier period.

Gross margin grew by 0.1 point from the year-earlier period, as the increase in selling prices slightly exceeded the rise in raw material costs.

EBITA included €60 million in non-recurring expenses, of which €52 million for restructuring programs. At June 30, 2007, non-recurring expenses totaled €62 million, of which €53 million for restructuring.

Restructuring expenses in first half 2008 primarily stemmed from the reorganization of APC and MGE within the Critical Power and Cooling Services BU, for €9 million; the integration of Pelco, for €8 million; the rationalization of Clipsal's Asia-Pacific operations, for €10 million, and continued industrial reorganization in the Group's core businesses in France, Denmark and Germany, for €16 million.

At June 30, 2008, capitalization and amortization of development costs had a positive net impact on EBITA of €65 million, compared with €36 million in first half 2007.

EBITA margin by region

EBITA margin in the European Operating Division widened by 1.3 point from the year-earlier period to 19.0% on a reported basis.

In the North American Operating Division, EBITA margin edged back 0.8 point to 14.3%.

The Asia-Pacific Operating Division recorded a strong 3.1-point increase, with an EBITA margin of 15.4%.

In the Rest of the World, EBITA margin narrowed by 0.2 point to 16.1%.

EBITA margin by business

EBITA margin in the Electrical Distribution business rose by 0.8 point to 18.7%.

The Automation & Control business achieved an EBITA margin of 15.3%, up 1.1 point from June 30, 2007.

In Critical Power and Cooling Services, EBITA margin widened 1.8 point from the year-earlier period to 12.8%.

Finance costs and other financial income and expense, net

Finance costs and other financial income and expense, net totaled a negative €119 million versus a negative €107 million in first-half 2007. This mainly reflects the increase in net interest expense to €128 million in first-half 2008 from €115 million the year before due to growth in net debt over the period.

Income tax

The effective tax rate stood at 26.6% compared with 28.1% at June 30, 2007.

Minority interests

Minority interests totaled €19 million in first half 2008. Minority interests mainly correspond to the share of profit attributable to minority shareholders of Feller AG, STIE and a number of Chinese companies.

Profit attributable to equity holders of the parent and earnings per share

Profit attributable to equity holders of the parent rose 16.7% to €851 million, while earnings per share increased by 12.7% to €3.56 from €3.16 in first half 2007. The smaller per-share gain reflects the increase in the average number of shares outstanding following share issues in 2007 and the exercise of stock options during the period.

Balance sheet and cash flow statement items

Total assets stood at €22,942 million at June 30, 2008, down just 1.4% from year-end 2007. Non-current assets amounted to €14,574 million and represented 63.5% of total assets, compared with 64.5% at December 31, 2007.

Goodwill

Goodwill declined by €321 million over the six-month period to €7,820 million due mainly to exchange rate fluctuations on goodwill denominated in US dollars. There were no indications of impairment of goodwill at June 30, 2008.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets came to €5,431 million, or 23.7% of total assets, down €140 million from December 31, 2007.

Intangible assets
Trademarks declined by €113 million over the six-month period to €2,134 million, due to exchange rate fluctuations. Capitalized product development projects totaled €404 million at June 30, 2008. During the period, the Group capitalized €90 million in expenses from current projects and recognized €26 million in amortization. Other intangible assets, net, consisting primarily of software and patents, declined by €86 million over the six-month period. The decrease is primarily attributable to exchange rate fluctuations, for a negative €60 million; amortization, for a negative €77 million; and the capitalization of developments for the Groupwide SAP system, for €24 million.

Property, plant and equipment
Property, plant and equipment represented €1,852 million at the end of the first half, compared with €1,856 million at December 31, 2007. Net investments totaled €164 million.

Non-current financial assets

Non-current financial assets, primarily equity instruments quoted in an active market and equity instruments acquired during the period but not yet consolidated, totaled €440 million, a decrease of €7 million from December 31, 2007. The negative change in the fair value of AXA shares was offset by new acquisitions currently being consolidated.

Cash and net debt

Net cash provided by operating activities before changes in operating assets and liabilities rose 16.1% to €1,199 million, representing 13.4% of revenue.

Net cash provided by operating activities totaled €989 million, compared with €574 million in first half 2007.

Capital expenditure, which includes capitalized development projects, represented an outlay of €314 million, or 3.5% of revenue versus 3.6% in first half 2007.

Acquisitions used a total of €170 million, net of the cash acquired and divestments.

The Group paid out €45 million to acquire Schneider Electric shares during the period, compared with €4 million the year before. Dividends paid totaled €811 million, of which €15 million to minority interests.

At June 30, 2008, net debt totaled €5,220 million (including €17 million in acquisition debt), or 53.8% of equity attributable to equity holders of the parent. This represents an increase of €284 million from December 31, 2007, stemming primarily from dividends paid during the period.

The Group ended the period with cash of €1,054 million, of which €625 million in cash and cash equivalents net of short-term bank loans and overdrafts, €397 million in marketable securities, and €32 million in short-term instruments such as commercial paper, monetary mutual funds and equivalents.

Total current and non-current financial liabilities amounted to €6,273 million. Of this, bonds represented €4,098 million, loans €999 million, and acquisition debt €17 million (net of the amount held in escrow for Clipsal's acquisition). Current financial liabilities totaled €2,094 million at June 30, 2008 and primarily included bridge loans, bank overdrafts, accrued interest and the current portion of bonds (€860 million).

Shareholders' equity

Equity attributable to equity holders of the parent came to €9,702 million, or 42.3% of the balance sheet total. The €482 million decrease over the period is the net result of the following:

- Payment of the 2007 dividend, in an amount of €796 million.
- Profit for the period of €851 million.
- Changes in treasury stock, which decreased equity by €45 million.
- The impact of currency fluctuations, which reduced the translation reserve by €438 million.
- Fair value adjustments to hedging instruments and available-for-sale financial assets, which reduced equity by €81 million.

Minority interests totaled €119 million.

Provisions

Short and long-term provisions totaled €1,718 million, or 7.5% of the balance sheet total. Of this, €488 million covered items that are expected to be paid out in less than one year. This item primarily comprises provisions for pensions and other post-employment benefits (medical care) in an amount of €969 million. The impact of exchange rate fluctuations reduced this commitment by €27 million. Other provisions totaled €749 million at June 30, 2008. These provisions cover product risks (warranties, disputes over identified defective products), for €172 million, economic risks (tax risks, financial risks generally corresponding to seller's guarantees), for €322 million, customer risks (customer disputes and losses on long-term contracts), for €45 million, and restructuring, for €74 million. The main changes over the period stemmed from restructuring plans announced as part of the reorganization of APC and MGE within the Critical Power & Cooling Services BU, the integration of Pelco, the rationalization of Clipsal's Asia-Pacific operations and continued industrial reorganization in the Group's core businesses in France, Denmark and Germany.

Deferred taxes

Deferred tax assets and liabilities, net represented a liability of €113 million. The €109 million change from December 31, 2007 stems mainly from the reduction of deferred tax liabilities following finalization of the acquisition cost allocation for APC, and translation gains and losses on deferred taxes in currencies other than the euro.

Outlook for second half 2008

Higher raw material prices should continue to weigh on gross profit, but this should be offset by an increase in selling prices and productivity gains in the industrial operations. Concerning support functions, the Group should stabilize costs in mature markets and continue to invest in resources in emerging countries.

Assuming current economic conditions, Schneider Electric revises upwards its guidance for 2008 to a minimum of:

- 8% of organic growth (previously 6% to 8%)
- 15.0% of EBITA margin

See Chapter 1 – Risk Factors of the Registration Document filed with AMF under no. D08-0112 for further information.

Annex

Half-year 2008 Results

August 1, 2008

Schneider Electric

Overview

Schneider Electric is the global specialist in Energy Management

Energy production	Energy Management	Energy usage
Thermal Nuclear Genset Hydro Solar Wind	Schneider Electric Solutions	Appliances Lighting HVAC Lifts Motors Machines Conveyors IT servers

Schneider Electric is the global specialist in Energy Management

We make energy…	We offer…
Safe	• Protection to people & assets
Reliable	• Ultra secured power for critical applications
Productive	• Automation everywhere • Connectivity everywhere • Services at every phase of the lifecycle
Efficient	• Energy efficiency • Open & integrated systems for optimised Capex and Opex
Green	• Renewable energy solutions

Help our customers make the most of their energy

With a unique business portfolio and leading positions worldwide

We make energy...

Thanks to leading positions in...

We make energy...	Thanks to leading positions in...	
Safe	Power & Control	# 1
Reliable	Critical power	# 1
Productive	Automation	Top 3
Efficient	Energy Efficiency	# 1



% of sales
57%
14%
29%
20%

Attractive & diversified business exposure

- **32%** of sales in emerging countries with 10-year organic CAGR of +13%
- **27%** of business now in Critical Power and Energy Efficiency
- **33%** of exposure to infrastructure and datacenters end-markets

2001


Emerging
Countries


Traditional
businesses


Energy &
Infrastructure
Buildings
Industry
Residential

2007


Emerging
Countries

Critical
Power
Energy
Efficiency

Datacenters
& Networks
Buildings
Energy &
Infrastructure
Residential
Industry

Enhanced profit & cash generation

- **40%** of COGS now in low cost countries vs 10% in 2001
- **62%** of COGS outsourced and up to 70% variable
- **8.4%** of average free cash flow on sales in the past 6 years


2001
2007
Low cost
Low cost
Purchasing
Purchasing


3.5% of sales
8.4% of sales
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Strategy & Business Update



Robust first-half results, demonstrating a solid business profile

€m	H1 2008	Change
Organic sales growth		*+10.6%*
Sales	8,946	+8.4%
EBITA	1,346	+14.6%
EBITA margin	*15.0%*	*+0.8pt*
Net income	851	+16.7%
Free cash flow	675	x2.4

- **+10.6%** organic growth, continuation of sustained trend in Q2
- **15.0%** all-time high EBITA margin, improvement by **0.8pt**
- **+16.7%** increase in net income
- **x2.4** in free cash flow, thanks to the low capital intensive model
- **+60%** increase in APC-MGE EBITA at 13.3% and successful start for Pelco integration

Strong organic growth in first-half 2008

Sales organic growth by region

	H1 2008
Europe	+9.0%
North America	+5.7%
Asia-Pacific	+16.6%
Rest of the World	+21.6%
Group	+10.6%
*Emerging countries**	*+18%*

* Emerging countries: Eastern Europe + Asia-Pacific + Rest of the World

Sales organic growth by business

	H1 2008
Critical Power**	+12%
Building Automation	+17%
Ultra Terminal	+4%
Services	+17%
Energy efficiency	*+16%*

** This figure indicates the sales performance of the Critical Power & Cooling Services "business unit" on a 6-month proforma basis in 2007 (excluding MGE Small Systems)

Accelerating growth in emerging countries


Emerging countries sales
(€ bn and share in Group)


2.8
27%
2004
3.5
30%
2005
4.2
31%
2006
5.5
32%
2007
5.9
33%
LTM 2008


Emerging countries
average organic growth


+13%
10 years
+17%
3 years
+20%
2007
+18%
H1 2008

- Sales in emerging countries reach ~ €6bn
- Emerging countries grew in average by 13% annually over the past 10 years, with acceleration driven by a wide and solid footprint

Energy efficiency: a €4 bn business, growing at 15%

Up to 30% energy savings now everywhere

Industry & Infrastructure



Electric motor systems
Power metering
Energy management systems
Automation solutions

Average facility can reduce consumption by 20% to 30%

Data centers & networks



Critical Power solutions
Precise cooling
Recommended architectures
Simulation software



Power & cooling can lead to 20% to 30% savings

Buildings



HVAC & climate control
Lighting control
Building management systems
Power factor correction



Renovation can yield up to 30% of energy savings

Residential

Lighting control
Climate control
Heating monitoring
Shutter control



EE products may save 10% to 40% in electricity

Strategic repositioning allows a diversified and well balanced end market exposure



High growth market segments
Residential
Industry
Energy & Infrastructure
Data Centers & Networks
Buildings
8%
32%
17%
43%
12%
26%
16%
17%
29%
2001
2007
Hoisting, Packaging etc.
Natural resources
Utilities
Data centers
Hospitals, Hotels etc.

60% of business enjoy >10% structural growth prospects over the coming years



18%
82%
2001
82%
growing
at GDP+
35%
20%
10%
40%
2007
Emerging
countries
Overlap (5%)
Energy
efficiency
Key markets
segments*
Other
markets
60%
growing
>10%

* Data centers, natural resources, utilities (€ 5bn in total)

Tapping new efficiency reservoirs to generate sustainable productivity

	 Before	Today	Tomorrow
Rebalancing	Production mainly in mature countries	**Rebalancing to emerging countries**	Optimization on a worldwide basis
Globalization (supply chain, IT, administration)	Country-based organization	**Regional logistics, start in purchasing**	Full benefits of scale
Simplification	Country-based integration and duplications	**Accelerated integration of acquisitions**	Lean structure, unified processes & costs reduction

Deploying a strong sourcing and manufacturing base in emerging countries

COGS
in low cost countries



Sales in emerging countries
18%
24%
28%
40%
42%
2004
2005
2006
2007
2008 Target

Production base
in low cost countries



Sourcing
Manufacturing headcount
13%
32%
21%
39%
49%
55%
2001
2004
2007

- Cost rebalancing already achieved in 2007, 2008 target to be beaten with 42% of COGS in low-cost countries including APC and Pelco
- € / $ transaction risk eliminated: negligible impact on EBITA margin from 2008

Delivering on new² efficiency initiatives

Efficiency initiatives	Results*
Customer satisfaction	Very satisfied customers rate up **20%**
Customer service	On-time delivery rate up **3pts**
Productivity	**4.5%** of products COGS on average
Rebalancing	**42%** of COGS in emerging countries
Logistics costs	Down **1.6pt****
IT costs	Down **1pt****
Support function costs	Down **2.5pts****

* 2008 forecast
** Impact on EBITA as % of sales

Delivering on new² financial targets

Indicator	Targets 2005-2008	Results*
Organic sales growth	**≥ 5%**	**~10%**
EBITA margin	**12.5%-14.5%**	**≥ 15.0%**
ROCE	up **2pts** to **4pts**	up **2pts** (including acquisitions)
Dividend payout	**~50%**	**50%**
Sustainable development barometer	**8.0**/10	**7.9**/10 (at end-March)

* 2008 forecast

Finance presentation

All-time high EBITA margin at 15%, net income up 17%

In m€	Reported figures		
	H1 2007	H1 2008	Change
Sales	8,254	8,946	+8.4%
Organic growth			*+10.6%*
Gross profit	3,378	3,671	+8.7%
Margin %	*40.9%*	*41.0%*	*+0.1pt*
EBITDA	1,385	1,619	+16.9%
Margin %	*16.8%*	*18.1%*	*+1.3pt*
EBITA*	1,175	1,346	+14.6%
Margin %	*14.2%*	*15.0%*	*+0.8pt*
Net financial expense	(107)	(119)	
Income tax	(293)	(313)	
Net income	729	851	+16.7%
Earnings per share	*3.16*	*3.56*	*+12.7%*

* Before amortization of purchase accounting intangibles of €49m in H1 2008 (€27m in H1 2007) and including restructuring costs & impairment of €53m in H1 2008 (€61m in H1 2007)

Strong organic growth in EBITA



Analysis of change in EBITA (in €m)
1,175
H1 2007
+240
Volume
-52
Mix
+166
Price
-132
Inflation*
+171
Gross Industrial Productivity
-152
Support function costs
-41
Other
Organic Growth
-51
Currency Effects
+22
Pelco +16
Other +6
perimeter**
1,346
H1 2008
△ 08/07
+ 17.0%
-4.3%
+1.9%
+14.6%

* Of which Raw materials (including Oil): -88, Production labour & other Costs: -44

** Including APC: +22, MGE small systems: -24

Robust pricing outpaces inflation impact


Inflation & Pricing impact (in €m)


166
78
10
44
132
Pricing
Raw materials
Oil
Labour & other
Total inflation (COGS)


Pricing in % of Inflation
109%
126%
2007
H1 2008
Inflation
Pricing

The good level of productivity is driven by purchasing savings

Breakdown of productivity gains (in €m)

	H1 2007	H1 2008
Purchasing	47	85
Lean Manufacturing	27	26
Rebalancing	33	34
Other plans	19	26
Gross industrial productivity	126	171
*As % of products' cost of sales**	*3.6%*	*3.8%*

* Excluding cost of sales for services and related businesses

All geographies at high margins with Asia-Pacific catching up

Breakdown by region
(before corporate costs*)


Sales
€8,946m
Rest of the World 9%
Europe 46%
Asia-Pacific 18%
North America 27%
Europe
775
19.0%
677
17.7%
+1.3 pt
North America
343
14.3%
345
15.1%
-0.8 pt
Asia-Pacific
252
15.4%
181
12.3%
+3.1 pts
Rest of the World
134
16.1%
109
16.3%
-0.2 pt
H1 2008
H1 2007

* Corporate costs of -1.8% of sales in H1 2008 (-1.7% in H1 2007)

Profitability increases across businesses


Breakdown by business
(before corporate costs*)
Sales
€8,946m
Electrical Distribution 56%
Automation & Control 30%
Critical Power 14%
Electrical Distribution
930
18.7%
848
17.9%
+0.8 pt
Automation & Control
412
15.3%
341
14.2%
+1.1 pt
Critical Power**
163
13.3%
117
9.4%
+3.9 pts
H1 2008
H1 2007

* Corporate costs of -1.8% of sales in H1 2008 (-1.7% in H1 2007)

** Results of the business unit on a 6-month basis (without MGE Small Systems business)

Continued growth and higher efficiency drive APC-MGE's strong performance

(in $m)	H1 2007 Proforma*	H1 2008	Change
Sales	1,659	1,868	
Organic growth			*+12%*
EBITA before restructuring	180	263	+46%
Margin %	*10.9%*	*14.1%*	*+3.2pts*
EBITA	156	249	+60%
Margin %	*9.4%*	*13.3%*	*+3.9pts*

- Acceleration of sales growth in Q2 vs. Q1
- Solid growth in Home & Distributed (+11%), sustained performance of Enterprises Systems & Services (+15%)
- Operational efficiencies above target: purchasing, logistics, commercial reorganization, G&A expenses

* Results of the Critical Power business unit on a 6-month basis (without MGE Small Systems business)

Pelco results confirm the Group's post-merger integration capabilities

(in $m)	H1 2007*	H1 2008	Forecast 2008
Sales	289	309	761
EBITDA**	31	48	122
Margin %	10.7%	15.5%	16.0%

Synergies



Revenue synergies
127%
Cost synergies
236%
Plan
Actual

- H1 2008 EBITDA above target due to cost savings and synergies & despite soft organic growth
- 2011 EBITDA margin target of **19%** confirmed
- Based on 2008 EBITDA forecast, acquisition price*** is **11x** EV/EBITDA

** Including Integral merged with Pelco*
*** Before restructuring costs*
**** Adjusted from tax benefits*

Net debt decrease over 12 months thanks to high free cash flow

Analysis of debt change in €m	H1 2007	H1 2008	LTM
Net debt at opening	(1,835)	(4,936)	(5,658)
Operating cash flow	1,033	1,199	2,377
Capital expenditure – net*	(298)	(314)	(576)
Change in operating working capital	(454)	(260)	(67)
Change in non-operating working capital	(4)	50	194
Free cash flow	277	675	1,928
Dividends	(668)	(796)	(796)
Acquisitions	(4,322)	(170)	(1,139)
Capital increase	1,057	5	219
Other	(167)	2**	226
Increase (decrease) in net debt	(3,823)	(284)	438
Net debt at June 30	(5,658)	(5,220)	(5,220)

* Including R&D capitalization of €95m (€164m in LTM)

** Including share buy backs of €(45)m

Continued progress in cash conversion over 12 months



Free cash flow in €m
(last 12 months)
x1.8
1,094
1,928
H1 2007
H1 2008
Cash conversion indicators
(last 12 months)
Free cash flow
EBITDA
Free cash flow
Net income
41%
58%
76%
113%
H1 2007
H1 2008
H1 2007
H1 2008

Significant improvement in working capital



Days of receivables
57.1 d
-8.9 d
Days of inventories
42.6 d
-8.8 d
Days of payables
43.1 d
-2.2 d
WCR*
21.6%
-2.2pts
CAPEX*
3.2%
=
CAPITAL EMPLOYED
€ 16,749m
+13.7%

* % of LTM sales

Continued ROCE increase thanks to low capital intensive model

€m	H1 2008	Change
Capital Employed	16,749	+13.7%
EBITDA (LTM)	3,348	+24.3%
EBITA (LTM)	2,733	+22.0%



Cash ROCE
+1.6pt
13.1%
14.7%
H1 2007
H1 2008
ROCE
+1.1pt
10.9%
12.0%
H1 2007
H1 2008

Commitment to maintain FFO/Net debt ratio above 35%

Financial ratios in €m

	H1 2007	2007	H1 2008
Consolidated shareholders' equity	9,881	10,314	9,821
Net debt	5,658	4,936	5,220
Net debt-to-equity ratio	57%	48%	53%
Interest coverage (EBITDA/Debt costs)	12x	13x	13x
Operating cash flow/net debt	36%	45%	46%
Funds from operations/net debt*	**31%**	**38%**	**39%**

* S&P definition

Outlook

Outlook

Assuming current economic conditions,
Schneider Electric revises upward
its guidance for 2008 to a minimum of:

- **8%** organic sales growth
  (previously between 6% and 8%)
- **15.0%** EBITA margin

Appendices



Definitions

- EBITDA: EBIT before net depreciation and amortization
- EBITA: EBIT before amortization and depreciation of purchase accounting intangibles
- Capital Employed: Shareholders' equity + net debt + provisions
- ROCE: After tax EBITA / Capital Employed
- Cash ROCE: After tax EBITDA / Capital Employed

Contacts & agenda

Alexandre Brunet - Head of IR - alexandre.brunet@schneider-electric.com
Grégoire Rougnon - IR manager - gregoire.rougnon@schneider-electric.com

22 October	Q3 2008 Sales	Conference call 9:30am



Financial information

First-half 2008: another breakthrough in financial performance

- All-time high EBITA margin at 15.0%
- Strong increase in net income: up 17%
- More than doubling in free cash flow

Solid organic growth: up 10.6%

- 5th consecutive semester with double-digit growth

Confidence about the outlook

- Commitment to maintain a FFO/Net debt ratio above 35%
- 2008 guidance revised upward to a minimum:
  - 8% organic sales growth
  - 15% EBITA margin



Rueil-Malmaison (France), August 1, 2008 – Meeting on July 31, 2008, the Supervisory Board reviewed the financial statements for the period ended June 30, 2008 established by the Management Board on July 29, 2008.

€ million	First-half 2008	First-half 2007	% Change
Sales	**8,946**	**8,254**	**+8%**
Organic growth			***+10.6%***
EBITA *	**1,346**	**1,175**	**+15%**
EBITA margin	***15.0%***	***14.2%***	***+0.8pt***
Net income	**851**	**729**	**+17%**
Earnings per share (€)	***3.56***	***3.16***	***+13%***
Free cash flow	**675**	**277**	**x2.4**

Jean-Pascal Tricoire, President and CEO, comments: *"The first-half of 2008 marks another breakthrough in the financial performance of Schneider Electric. We are also on track to exceed all targets of our new² company program, in terms of customer service, growth, productivity, rebalancing and other efficiency plans. We are translating our unique position of global specialist in energy management into sustained growth, enhanced profit and accelerated cash generation. For 2008, we are revising upward our guidance and plan a minimum 8% organic sales growth and 15.0% EBITA margin. Looking ahead, we shall demonstrate in our next company program to start in 2009 new ambitions and significant opportunities of further progress."*

* *EBITA: EBIT before amortization of purchase accounting intangibles*

Investor Relations :
Schneider Electric
Alexandre Brunet

Phone : +33 (0) 1 41 29 70 71
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse

Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46



Financial information (p. 2)

I. CONTINUATION OF SUSTAINED GROWTH

In **first-half 2008, sales** reached **€8,946 million**, up a strong **10.6%** on a constant structure and exchange rate basis. The impact of working days on the period is negligible.

Acquisitions contributed €360 million, or 4.4% of sales growth, mainly APC for €191 million (1.5 month) and Pelco for €183 million (6 months). The divestment of MGE Small systems business reduced sales by €90 million. The currency effect was significantly negative at €481 million or -6.6%, primarily due to the dollar's depreciation against the euro.

On a current structure and exchange rate basis, sales rose **+8.4%**.

€ million	Sales First-Half 2008	% change First-Half constant	Sales Q2 2008	% change Q2 constant
Europe	4,086	+9,0%	2,093	+10,9%
North America	2,394	+5,7%	1,228	+4,7%
Asia-Pacific	1,636	+16,6%	886	+19,1%
Rest of the World	830	+21,6%	428	+20,4%
Total	**8,946**	**+10,6%**	**4,635**	**+11,6%**

Growth by region

In the **second quarter 2008,** sales totaled **€4,635 million, up 11.6%** on a constant structure and exchange rate basis, and up 10.1% adjusted for working days. The performance achieved by the Group is similar to the first quarter.

Europe experienced a solid second quarter with **+10.9%** growth, despite a deceleration in Spain and the UK. The growth was supported by the powerful dynamics in Eastern Europe but also the good performance of Scandinavia and Germany, in buildings, industry, infrastructure and datacenters end-markets.

In **North America**, sales growth was **4.7%**, impacted by supply chain issues and a high comparison basis. The Group made up for the softening of demand in some segments thanks to its new businesses of building automation and critical power and to its targeting of attractive market segments in energy, infrastructure and construction.

In the **Asia-Pacific** region, sales increased by **+19.1%**. Performance was strong again in China across all businesses, especially in critical power and services. Pacific and India were also significant growth contributors.

In the **Rest of the World**, sales climbed **20.4%**. Demand was again strong across the different regions (Africa, Middle East, South America) thanks to investments in electrification, benefiting to medium and low voltage businesses, and to other infrastructure projects.

Investor Relations :
Schneider Electric
Alexandre Brunet

Phone : +33 (0) 1 41 29 70 71
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46



Financial information (p. 3)

Growth by business

Organic growth in Electrical Distribution (56% of sales) and Critical Power & Cooling (14% of sales) businesses continued to drive the Group's performance. Growth was also very solid in Automation & Control (30% of sales).

€ million	Sales First-Half 2008	% change First-Half constant	Sales Q2 2008	% change Q2 constant
Electrical Distribution	4,979	+10,9%	2,599	+11,9%
Automation & Control	2,700	+8,3%	1,373	+8,6%
Critical Power & Cooling	1,267	+14,5%*	663	+16,4%*
Total	**8,946**	**+10,6%**	**4,635**	**+11,6%**

II. ALL-TIME HIGH EBITA MARGIN AT 15.0%

In first-half 2008, organic volume growth, price increases and productivity drove a significant progress in results despite inflationary pressure on costs and unfavorable foreign exchange rates. **EBITA** was **up 15%** to **€1,346 million**.

- Organic growth of 10.6% again led to a significant volume effect of **€240 million.** Mix was less unfavorable than in previous semesters with a **-€52 million** impact, thanks to the improvement in the projects and services profitability.

- Pricing was robust in all regions including emerging countries, at **€166 million** or **2.0%** of sales. This performance allowed to offset not only the **-€88 million** inflation in raw material costs but also the **-€44 million** coming from other production costs, mainly labour.

- Industrial productivity continued at the same pace with gains of **€171 million**, representing **3.8%** of the products' cost of sales. Savings from purchasing increased, notably thanks to globalization, while they remained at a high level for rebalancing and lean manufacturing.

EBITA also includes **€16 million** from Pelco acquisition, the global leader in video security. Other acquisitions, net from divestments, contributed an additional **€6 million**.

Lastly, the evolution of currencies impacted EBITA by a negative **€51 million**. It is worth noting however that the foreign exchange effect on the EBITA margin has now become negligible, as a result of the Group's rebalancing strategy.

EBITA margin increased by **0.8 point** in first-half 2008 to a record level of **15.0%**. This profitability improvement was led by Europe and Asia-Pacific regions, which margins up 1.3 point and 3.1 points respectively. All businesses (Electrical Distribution, Automation & Control, Critical Power) also improved their margins.

* With APC integrated since February 15, 2007

Investor Relations :
Schneider Electric
Alexandre Brunet

Phone : +33 (0) 1 41 29 70 71
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46



III. STRONG INCREASE IN NET INCOME: up 17%

Net income rose to **€851 million** up **17%**, a higher increase than for EBITA.

This reflects a limited increase in financial expenses to €119 million despite pressure on interest rates and a 1.5 point reduction in the effective tax rate to 26.6%. The debt-to-equity ratio stood at 53% at June 30, 2008 down 4 points compared to the previous half-year.

Net earnings per share rose **13%** to **€3.56**. The smaller increase than for net income is due to the effect of the early-2007 share issue to finance part of the APC acquisition.

IV. MORE THAN DOUBLING IN FREE CASH FLOW TO €675 million

Operating cash flow in first-half 2008 totaled **€1,199 million,** up 16%. Improvement of working capital requirements and continued control over net investment led to a more than doubling in **free cash flow** to **€675 million** (€277 million in first-half 2007).

Strong cash generation again materializes the benefits of the Group's low capital intensive model and allows reaching a **FFO / net debt** ratio of **39%*** at June, 30 2008. Schneider Electric commits to maintain this ratio above **35%** in the coming years.

In addition, **Return On Capital Employed** (ROCE**) was up **1.1 point** to **12.0%**.

V. UPDATE ON THE PERFORMANCE OF RECENT ACQUISITIONS: APC and PELCO

The **APC-MGE business unit** reported a 60% increase in EBITA to **$249 million**, thanks to continued growth and higher efficiency. The two main business lines *Home & Distributed* and *Enterprise Systems & Services* recorded 11% and 15% organic sales growth respectively. Operational efficiencies in the fields of purchasing, logistics and SG&A delivered savings above target. APC-MGE further improved its EBITA margin by **3.9 points** to **13.3%** and is therefore well on track to meet its 2009 targets.

Just nine months after its integration in Schneider Electric, **Pelco**, the global leader of video security, is off to a solid start. The entity improved its EBITDA by more than 50% to **$48 million** at **15.5%** of sales up 4.8 points. This is better than expectations thanks to higher cost savings and synergies.

* *Funds from operations / net debt, both indicators according to S&P definition*
** *ROCE: After-tax EBITA/ Shareholders' equity + Net debt + Provisions*

Investor Relations :	Press Contact :	Press Contact :
Schneider Electric	**Schneider Electric**	**DGM**
Alexandre Brunet	**Véronique Roquet-Montégon**	**Michel Calzaroni**
		Olivier Labesse
Phone : +33 (0) 1 41 29 70 71	Phone : +33 (0)1 41 29 70 76	Phone : +33 (0)1 40 70 11 89
Fax : +33 (0) 1 41 29 71 42	Fax : +33 (0)1 41 29 71 95	Fax : +33 (0)1 40 70 90 46
www.schneider-electric.com		
ISIN : FR0000121972		



Financial information (p. 5)

VI. OUTLOOK FOR 2008

Assuming current economic conditions, Schneider Electric revises upward its guidance for full-year 2008 to a minimum:

- **8% organic sales growth** (previously between 6% and 8%),
- **15.0% EBITA margin.**

****

Third-quarter 2008 sales will be released on October 22, 2008.

About Schneider Electric

As a global specialist in energy management with operations in more than 100 countries, Schneider Electric offers integrated solutions across multiple market segments, including leadership positions in energy and infrastructure, industrial processes, building automation, and data centres/networks, as well as a broad presence in residential applications. Focused on making energy safe, reliable, and efficient, the company's 120,000 employees achieved sales of more than 17.3 billion euros in 2007, through an active commitment to help individuals and organizations "Make the most of their energy.TM"
www.schneider-electric.com

****

Investor Relations :
Schneider Electric
Alexandre Brunet

Phone : +33 (0) 1 41 29 70 71
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46



Financial information (p. 6)

Appendix

Second-quarter 2008 sales by geographical region were as follows:

€ million	Sales Q2 2008	% change Q2 constant	Changes in scope of consolidation	Currency effect	% change Q2 current
Europe	2,093	+10.9%	-1.4%	-2.4%	+7.1%
North America	1,228	+4.7%	+8.9%	-14.3%	-0.7%
Asia-Pacific	886	+19.1%	-1.6%	-7.8%	+9.7%
Rest of the World	428	+20.4%	+6.1%	-8.5%	+18.0%
Total	**4,635**	**+11.6%**	**+2.1%**	**-7.4%**	**+6.3%**

First-half 2008 sales by geographical region were as follows:

€ million	Sales First-Half 2008	% change First-Half (constant)	Changes in scope of consolidation	Currency effect	% change First-Half (current)
Europe	4,086	+9.0%	+0.1%	-2.1%	+7.0%
North America	2,394	+5.7%	+12.5%	-13.5%	+4.7%
Asia-Pacific	1,636	+16.6%	+0.6%	-6.4%	+10.8%
Rest of the World	830	+21.6%	+8.9%	-7.0%	+23.5%
Total	**8,946**	**+10.6%**	**+4.4%**	**-6.6%**	**+8.4%**

Second-quarter 2008 sales by business were as follows:

€ million	Sales Q2 2008	% change Q2 constant	Changes in scope of consolidation	Currency effect	% change Q2 current
Electrical Distribution	2,599	+11.9%	+0.8%	-6.9%	+5.8%
Automation & Control	1,373	+8.6%	+9.5%	-5.9%	+12.2%
Critical Power & Cooling	663	+16.4%	-6.7%	-12.3%	-2.6%
Total	**4,635**	**+11.6%**	**+2.1%**	**-7.4%**	**+6.3%**

Investor Relations :
Schneider Electric
Alexandre Brunet

Phone : +33 (0) 1 41 29 70 71
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46



Financial information (p. 7)

First-half 2008 sales by business were as follows:

€ million	Sales First-Half 2008	% change First-Half (constant)	Changes in scope of consolidation	Currency effect	% change First-Half (current)
Electrical Distribution	4,979	+10.9%	+0.6%	-6.2%	+5.3%
Automation & Control	2,700	+8.3%	+9.3%	-5.3%	+12.3%
Critical Power & Cooling	1,267	+14.5%	+9.6%	-11.1%	+13.0%
Total	**8,946**	**+10.6%**	**+4.4%**	**-6.6%**	**+8.4%**

Investor Relations :
Schneider Electric
Alexandre Brunet

Phone : +33 (0) 1 41 29 70 71
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46


Schneider
Electric

Press Release

Schneider Electric and Fuji Electric Holdings reach agreement to form a Joint Venture in Electrical Distribution and Industrial Control

Rueil-Malmaison (France), August 28, 2008 – Schneider Electric and Fuji Electric Holdings reached today an agreement to establish a Joint Venture (JV) in the field of Electrical Distribution and Industrial Control, following the signing of a memorandum of understanding announced on March 27, 2008.

With a workforce of around 3,000 people and revenues of more than ¥70 billion (approximately €450 million), the JV is named Fuji Electric FA Components & Systems Co. Schneider Electric owns a 37% stake, the remainder being held by Fuji Electric Holdings.

As reminder, Fuji Electric contributes the JV its electrical distribution and industrial control operations in Japan as well as in other Asian countries including China. Schneider Electric contributes its related operations in Japan (most of Schneider Electric Japan Ltd) together with a cash amount of approximately €60 million. The two groups also contribute the joint venture manufacturing circuit breakers in China they have been operating successfully since 2004.

The closing of the operation is expected in October and is subject to regulatory approvals in Japan.

The other operations of Schneider Electric in Japan, such as Digital Corp, APC Japan, Arrow or its joint venture in Variable Speed Drive with Toshiba, pursue their activities independently.

Investor Relations :
Schneider Electric
Alexandre Brunet

Phone : +33 (0) 1 41 29 70 71
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

Annex 5

Xantrex Acquisition

July 2008

Schneider Electric

Disclaimer

All forward-looking statements are Schneider Electric management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Strategic intent

Schneider Electric is the global specialist in Energy Management

Energy production	**Energy Management**	**Energy usage**
Thermal Nuclear Genset Hydro ***Solar*** ***Wind***	**Schneider Electric Solutions**	Appliances Lighting HVAC Lifts Motors Machines Conveyors IT servers

Schneider Electric is the global specialist in Energy Management

We make energy...	We offer ...
Safe	> Protection to people & assets
Reliable	> Ultra secured power for critical applications
Efficient	> Energy Efficiency > Open & integrated systems for optimised Capex and Opex
Productive	> Automation everywhere > Connectivity everywhere > Services at every phase of the lifecycle
Green	> Renewable energy solutions

Help our customers make the most of their energy

The renewable energy business is poised for continued high growth

Solar market demand in GW

CAGR: 30%

2,8 4,2 5,9 6,3 7,8 9,9

2007 2008 2009 2010 2011 2012

Source : Market Buzz 2008 / Solar Buzz LLC 2008



Wind market demand in GW
CAGR: 20%
19
22
26
29
34
41
2007
2008
2009
2010
2011
2012

Source : BTM Consult Aps "International Wind Energy Development – World Market Update 2006" (March 2007)

- Rising demand for alternative energy due to increasing cost of fossil energies
- Societal sensitivity to environmental concerns and green energy usage
- Increasing number of financial incentives in many countries

Schneider Electric is active in renewable energy with a business growing above 40%*

Solar

- Multiple, large solar power plants equipped with SE solutions (for instance over 30 MW cumulated in Spain)
- Complete solution for a French solar power plant (4 MW) in partnership with Solaire Direct**
- Largest solar installation on a roof in Europe for General Motors in Saragoza (Spain) with Veolia (10MW)
- Electrical / electronic package for the residential market in France through distributors: Agidis, Marteck, BP Solar ...
- Multiple solar thermal and PV solutions in the US

Wind

- Electrical solutions for wind farms

Hydraulic

- Monitoring of hydraulic installations

* Based on 2007 orders ** Schneider Electric is holding 18% of Solaire Direct through Schneider Electric ventures

Schneider Electric offers Buildings & Utilities full connection solutions for renewable energy


1
2
3
4
5
6
6

Dedicated services
- Engineering and consulting
- Maintenance and operations

1. PV tracking systems
- Sensors and drives
- Automation systems

2. Array boxes
- PV protection
- DC current monitoring
- Lightning protection
- DC switches

3. Conversion kiosk
- Inverters*
- Transformer LV/MV/HV
- Protection

4. Grid connection
- MV cubicles
- Distribution panels
- Connection
- Metering

5. Security
- Video-security
- Lighting
- Intrusion detection

6. Supervision
- Monitoring
- Off-site management

* Sourced today from Xantrex

Schneider Electric also offers full connection packages for renewable energy in Residential


Inverters
2kW
2.8 kW
4kW
4kW
4.6kW
Protection and grid connection
Communication and monitoring
SunEzy Logger
modem
SunEzy
Monitoring

Inverter is a key entry point for solar system solutions


PV panels
Sun-dependant highly variable direct current
PV inverter
Grid quality alternate current to feed the network or supply off-grid installations
Grid
Off-grid

- Efficiently converts raw electrical power (DC) into usable power (AC)
- Becomes the interface between energy sources and electronic devices
- Provides high quality, grid-worthy electricity
- Secures the reliability of installations

Xantrex is a leading player in solar and wind inverters with cutting edge technology


Solar







GT Single Phase Series
2.8kW – 5.0kW
Residential
Grid Tie Inverter

XW-MPPT
Solar Charge
Controller



GT30E
Int'l 3 Phase 30kW
Commercial Grid Tie



GT500E
Int'l 3 Phase 500kW
Commercial Grid Tie





GT250NA
NA 3 Phase 250kW
Commercial Grid Tie



Wind

1.5 MW to 2.5MW Converters
Industrial Wind

10 kW Grid Tech Inverter
Small Scale Wind

With Xantrex, Schneider Electric becomes a leading player in renewable energy solutions

Solar



- Electrical / electronic packages & solutions
- OEM: electrical package to module manufacturers

Wind



- OEM: converter, switchgear, transformers
- Electrical / electronic solutions

Residential

- Package simple to install with monitoring capabilities

Buildings

- Global energy efficient solutions
- Integrated security systems
- Maintenance & services

Power plants

- Global solutions for both Wind & Solar power plants
- Solution for site security
- Maintenance & services

Xantrex combined with Schneider Electric provides significant opportunities and ...

xantrex

- Dedicated solar and wind channel access, relationships with key customers
- Mastering of power electronic for renewable energy applications


Schneider
Electric

- Wide international footprint
- Solution centres for complete renewable solutions
- Significant synergy potential with APC in purchasing, technology and operations

… unique integrated solutions to insure reliability and efficiency of renewable energy systems

- Efficient and reliable energy conversion
- High quality, grid-worthy electricity
- Power sourcing optimisation

Presentation of the acquisition

Xantrex is the n°3 inverter player worldwide


xantrex
Position: #3 in the inverter market
Sales: $ 228m *
Employees: ~ 350
Renewable
68%
Inverters
• Photovoltaic (80%) and Wind (20%)
• Applications: commercial, power plants, residential
CAGR: 62%
2005
2006
2007
2008E
International
10%
Europe
35%
US
55%
Mobile
32%
Inverters & portable UPS
• Boats, trucks, recreational vehicles
• Home & office back-up
• 90% North America

* *Sales estimated for 2008 excluding Programmable segment which is planned to be divested prior to acquisition by Schneider Electric*

Xantrex has key strengths

Top 3 global player in inverters for renewable energy

- Leadership position in the North American solar inverter market, with highest growth potential
- Strong sales growth in wind inverters (+75% expected in 2008)
- Gain of market share in European key markets (Germany, Spain)

Broad product portfolio with high reliability & quality

- 80% of products recently renewed with cutting edge technology
- Recognised R&D capabilities (recent industry award in Spain)

Dedicated market access: distributors, system integrators & OEMs

- Strong and loyal customer base
- Established relationships with leading industry players

Xantrex is improving operating margin thanks to volume growth

In USDm*	H1 2007	2007	H1 2008E
Sales	65.5	160.3	107.6
EBITDA	1.6	6.1	10.9
Margin %	*2.5%*	*3.8%*	*10.2%*
EBITA	(1.2)	3.3	7.9
Margin %	*-1.8%*	*2.1%*	*7.4%*

Significant investments in the last few years

- Several new product introductions resulting in high development and industrialisation costs not yet amortised
- Aggressive expansion of European and Asian sales coverage

High operational leverage potential

- Benefits of newly introduced products
- Manufacturing costs optimisation and plant rationalisation

*Schneider Electric estimates

Significant cost synergies and growth potential generate strong value creation

Revenue synergies
Sales: USD 57m – EBITA: USD 8m

- Sale of Xantrex products to SE clients (inverters) and sale of SE products to Xantrex clients (electrical distribution)
- Leverage of SE technological know-how and integration capabilities in power applications
- Leverage of SE commercial access & geographical presence in Europe and Asia

Costs synergies
EBITA: USD 18m

- Better purchasing conditions thanks to SE/APC scale
- Lower manufacturing costs thanks to SE/APC in-house capabilities and global reach
- Administrative costs savings

2011 Target
Incl. synergies

Sales: USD 470m

EBITA: USD 69m

Description of the transaction

Acquisition price (debt-free/cash-free basis): USD 412m (CAD 415m)

- Price of CAD 15.0 cash per share
- Total aggregate purchase price: CAD 498m inclusive of net proceeds from the sale of the Programmable business

Expected Return On Capital Employed to be well above Cost of Capital in year 3

Plan of arrangements to be approved by at least 66.7% of the shareholders and subject to:

- The divestiture of Xantrex's Programmable business prior to closing
- Customary closing conditions including regulatory approvals

Agreement of the largest shareholder, holding 24.4% of Xantrex' shares, to vote in favor of the transaction

Price to be paid in cash at closing expected by October 2008

Help people make the most of their energy

END